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TASEKO ANNOUNCES INFERRED RESOURCE AT ALEY NIOBIUM PROJECT

September 12, 2011, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") announces an inferred resource of 159 million tonnes grading 0.43% Nb2O5 at the Company’s wholly-owned Aley Niobium Project, approximately 130 km north of Mackenzie, B.C.

The resource estimate is based on drill data gathered from Taseko’s 2010 drilling program, along with historical drill data. The data formed the basis for the development of a geological model incorporating mine engineering studies.

The inferred resource model does not incorporate information being generated from the 2011 drilling and metallurgical programs now underway.

Additional information gathered during the 2011 work program season will be used to convert the inferred resources into a measured and indicated reserve in 2012.

Russell Hallbauer, President and CEO of Taseko commented, “We are very encouraged with the results of our ongoing evaluation program on Aley. Our 2011 drill program and metallurgical testing continues to support our belief that Aley will become a significant Niobium producer in the near future. With 650 million kilograms of contained Nb2O5 identified in our defined pit shell, we will be able to use our open pit mining expertise to develop a low cost, long life mining operation once final engineering is complete.

Over the past three months our exploration team has drilled a further 65 holes on the property and we are well advanced on all aspects of mine and concentrator design. Additionally, we are fully engaged in baseline environmental work as we prepare for completion of the feasibility study in 2012.”

The in-pit inferred mineral resource for the Central Zone of the Aley Deposit is summarized in the table below for a range of cutoff grades with the base case of 0.2% Nb2O5 in boldface.

Inferred Mineral Resource Estimate

COG % Nb2 O5	Tonnes 000’s	Grade % Nb2 O5
0.10	187,743	0.39
0.15	172,151	0.41
0.20	158,892	0.43
0.25	146,437	0.45
0.30	127,481	0.47

The 0.20% Nb2O5 cut-off assumes a metal price of US$50.00/kg Nb with process recovery of 50%. G & A, processing and ore mining costs were assumed to be $30/tonne milled with waste mining costs of $1.50/tonne. A 45° wall slope LG pit was generated to constrain the resource within the block model. Detailed engineering studies will determine the optimal cut-off.

Niobium, in the form of ferro niobium (FeNb), is used as an alloying element in steels and in the production of superalloys such as those used in the automotive, aviation, pipeline and the power generation sectors. While demand for ferro niobium is increasing, globally ferro niobium is only currently produced from three mining and processing facilities, two of which are located in Brazil and one in Quebec.

Sample preparation and analysis for the Aley project is done at Inspectorate Laboratories in Richmond, BC. All samples are assayed for (Nb2O5) by HF-HCl-H3PO4digestion with an Inductively Coupled Plasma-Mass Spectrometry (ICP-MS) finish. As part of a comprehensive Quality Control/Quality Assurance, one standard is inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch. One sample in each group of 20 is a duplicate, analysed by Inspectorate, and also by Acme Analytical Laboratories in Vancouver.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

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The Resource Estimate was prepared by GeoSim Services Inc. of Vancouver, Canada, utilizing analytical results from the 29 core holes drilled on the Central Zone to date. Assays were composited in 6 metre down-hole intervals. Grades were not capped as there was no significant outlier population identified. Block grades were estimated by ordinary Kriging in two passes. The first used an octant search with a minimum of 5 octants required to estimate a block in order to confine the largest search ellipsoid to interpolated blocks. A second pass was used for extrapolated block estimates and the anisotropic search distance was limited to 90m or half the maximum variogram range.

The resource estimate was prepared by Ronald G. Simpson, P.Geo. with Geosim Services Inc., a Qualified Person independent of Taseko, The qualified person reviewed and approved the contents of this news release.

For further information on Taseko, please see the Company’s website www.tasekomines.com.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com